Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and nine months ended September 30, 2023 and 2022

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

	Three months ended		Nine months ended
(thousands of U.S. dollars, except per share amounts)	September 30		September 30
	2023	2022	2023	2022
Revenue
Regulated electricity distribution	$350,962	$374,900	$993,397	$951,152
Regulated natural gas distribution	73,051	79,636	453,728	464,981
Regulated water reclamation and distribution	115,280	107,105	298,562	275,362
Non-regulated energy sales	63,799	84,288	214,209	262,190
Other revenue	21,646	18,511	71,340	63,378
	624,738	664,440	2,031,236	2,017,063
Expenses
Operating expenses	220,101	216,647	681,870	634,979
Regulated electricity purchased	110,096	138,024	334,013	341,332
Regulated natural gas purchased	21,612	30,956	195,493	215,324
Regulated water purchased	5,897	3,528	13,623	9,680
Non-regulated energy purchased	3,909	13,718	15,497	36,303
Administrative expenses	27,836	23,445	71,361	61,004
Depreciation and amortization	104,785	108,207	344,874	340,718
Loss (gain) on foreign exchange	(2,857)	(4,985)	4,958	(259)
	491,379	529,540	1,661,689	1,639,081
Gain on sale of renewable assets	—	—	—	1,200
Operating income	133,359	134,900	369,547	379,182
Interest expense (note 7)	(94,171)	(75,049)	(265,752)	(197,565)
Loss from long-term investments (note 6)	(200,969)	(279,773)	(258,653)	(403,842)
Other net losses (note 16)	(75,186)	(5,946)	(119,015)	(19,328)
Pension and other post-employment non-service costs (note 8)	(4,897)	(1,518)	(15,164)	(6,354)
Gain (loss) on derivative financial instruments (note 21(b)(iv))	729	535	3,934	(2,035)
Loss before income taxes	(241,135)	(226,851)	(285,103)	(249,942)
Income tax recovery (expense) (note 15)
Current	1,750	(5,433)	(11,050)	(15,146)
Deferred	52,059	24,949	96,116	48,029
	53,809	19,516	85,066	32,883
Net loss	(187,326)	(207,335)	(200,037)	(217,059)
Net effect of non-controlling interests (note 14)
Non-controlling interests	19,615	16,608	61,633	89,571
Non-controlling interests held by related party	(6,838)	(4,450)	(19,237)	(10,111)
	$12,777	$12,158	$42,396	$79,460
Net loss attributable to shareholders of Algonquin Power & Utilities Corp.	$(174,549)	$(195,177)	$(157,641)	$(137,599)
Preferred shares, Series A and preferred shares, Series D dividend (note 12)	2,117	2,188	6,289	6,628
Net loss attributable to common shareholders of Algonquin Power & Utilities Corp.	$(176,666)	$(197,365)	$(163,930)	$(144,227)
Basic and diluted net loss per share (note 17)	$(0.26)	$(0.29)	$(0.24)	$(0.21)
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Nine months ended
(thousands of U.S. dollars)	September 30		September 30
	2023	2022	2023	2022
Net loss	$(187,326)	$(207,335)	$(200,037)	$(217,059)
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax expense of $1,456 and tax recovery of $1,582 (2022 - tax expense of $7,391 and $5,118), respectively (notes 21(b)(iii) and 21(b)(iv))	(31,044)	(14,777)	(15,489)	(55,372)
Change in fair value of cash flow hedges, net of tax expense of $6,656 and $6,478 (2022 - tax expense of $5,048 and tax recovery of $24,846), respectively (note 21(b)(ii))	13,985	1,451	68,271	(70,314)
Change in pension and other post-employment benefits, net of tax recovery of $308 and $753 (2022 - tax recovery of $40 and $70), respectively	(902)	(117)	(2,205)	(203)
OCI, net of tax	(17,961)	(13,443)	50,577	(125,889)
Comprehensive loss	(205,287)	(220,778)	(149,460)	(342,948)
Comprehensive loss attributable to the non-controlling interests	(12,786)	(13,862)	(42,193)	(81,917)
Comprehensive loss attributable to shareholders of Algonquin Power & Utilities Corp.	$(192,501)	$(206,916)	$(107,267)	$(261,031)
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	September 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$94,772	$57,623
Trade and other receivables, net (note 4)	424,008	528,057
Fuel and natural gas in storage	86,619	95,350
Supplies and consumables inventory	153,764	129,571
Regulatory assets (note 5)	135,346	190,393
Prepaid expenses	77,750	58,653
Derivative instruments (note 21)	11,316	12,270
Other assets	17,258	22,564
	1,000,833	1,094,481
Property, plant and equipment, net	12,449,278	11,944,885
Intangible assets, net	93,131	96,683
Goodwill	1,321,193	1,320,579
Regulatory assets (note 5)	1,149,532	1,081,108
Long-term investments (note 6)
Investments carried at fair value	991,593	1,344,207
Other long-term investments	581,775	462,325
Derivative instruments (note 21)	101,012	71,630
Deferred income taxes	177,765	84,416
Other assets	116,654	127,299
	$17,982,766	$17,627,613
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)
	September 30,	December 31,
	2023	2022
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (note 21(c))	$182,526	$186,080
Accrued liabilities	464,339	555,792
Dividends payable (note 12)	74,898	125,655
Regulatory liabilities (note 5)	70,438	69,865
Long-term debt (note 7)	580,526	423,274
Other long-term liabilities (note 9)	102,131	134,212
Derivative instruments (note 21)	22,798	32,491
Other liabilities	8,257	7,091
	1,505,913	1,534,460
Long-term debt (note 7)	7,786,570	7,088,743
Regulatory liabilities (note 5)	611,834	558,317
Deferred income taxes	582,228	565,639
Derivative instruments (note 21)	104,622	137,830
Pension and other post-employment benefits obligation	122,053	125,579
Other long-term liabilities (note 9)	408,169	461,230
	9,615,476	8,937,338
Redeemable non-controlling interests (note 14)
Redeemable non-controlling interest, held by related party (note 13(b))	308,384	307,856
Redeemable non-controlling interests	10,390	11,520
	318,774	319,376
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	6,228,341	6,183,943
Additional paid-in capital	5,260	9,413
Deficit	(1,388,738)	(997,945)
Accumulated other comprehensive loss (“AOCI”) (note 11)	(109,689)	(160,063)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	4,919,473	5,219,647
Non-controlling interests
Non-controlling interests - tax equity partnership units	1,237,105	1,225,608
Other non-controlling interests	338,668	333,362
Non-controlling interest, held by related party (note 13(c))	47,357	57,822
	1,623,130	1,616,792
Total equity	6,542,603	6,836,439
Commitments and contingencies (note 19)
Subsequent events (note 7)
	$17,982,766	$17,627,613
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended September 30, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, June 30, 2023	$6,224,770	$184,299	$4,279	$(1,136,208)	$(91,737)	$1,650,063	$6,835,466
Net loss	—	—	—	(174,549)	—	(12,777)	(187,326)
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(6,507)	(6,507)
OCI	—	—	—	—	(17,952)	(9)	(17,961)
Dividends declared and distributions to non-controlling interests	—	—	—	(77,731)	—	(7,640)	(85,371)
Common shares issued under employee share purchase plan	1,170	—	—	—	—	—	1,170
Share-based compensation	—	—	4,529	—	—	—	4,529
Common shares issued pursuant to share-based awards	2,401	—	(3,548)	(250)	—	—	(1,397)
Balance, September 30, 2023	$6,228,341	$184,299	$5,260	$(1,388,738)	$(109,689)	$1,623,130	$6,542,603
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the three months ended September 30, 2022

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, June 30, 2022	$6,082,511	$184,299	$261	$(475,356)	$(183,370)	$1,422,722	$7,031,067
Net loss	—	—	—	(195,177)	—	(12,158)	(207,335)
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(3,172)	(3,172)
OCI	—	—	—	—	(11,739)	(1,704)	(13,443)
Dividends declared and distributions to non-controlling interests	—	—	—	(98,282)	—	(6,244)	(104,526)
Dividends and issuance of shares under dividend reinvestment plan	27,624	—	—	(27,624)	—	—	—
Common shares issued upon public offering, net of tax effected cost	38,163	—	—	—	—	—	38,163
Issuance of common shares under employee share purchase plan	1,496	—	—	—	—	—	1,496
Share-based compensation	—	—	3,713	—	—	—	3,713
Common shares issued pursuant to share-based awards	—	—	28	—	—	—	28
Balance, September 30, 2022	$6,149,794	$184,299	$4,002	$(796,439)	$(195,109)	$1,399,444	$6,745,991
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the nine months ended September 30, 2023

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2022	$6,183,943	$184,299	$9,413	$(997,945)	$(160,063)	$1,616,792	$6,836,439
Net loss	—	—	—	(157,641)	—	(42,396)	(200,037)
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(18,244)	(18,244)
OCI	—	—	—	—	50,374	203	50,577
Dividends declared and distributions to non-controlling interests	—	—	—	(202,182)	—	(41,158)	(243,340)
Dividends and issuance of shares under dividend reinvestment plan	30,482	—	—	(30,482)	—	—	—
Contributions received from non-controlling interests, net of cost (note 3(b))	—	—	—	—	—	107,933	107,933
Common shares issued upon conversion of convertible debentures	11	—	—	—	—	—	11
Common shares issued under employee share purchase plan	4,283	—	—	—	—	—	4,283
Share-based compensation	—	—	9,224	—	—	—	9,224
Common shares issued pursuant to share-based awards	9,622	—	(13,377)	(488)	—	—	(4,243)
Balance, September 30, 2023	$6,228,341	$184,299	$5,260	$(1,388,738)	$(109,689)	$1,623,130	$6,542,603
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the nine months ended September 30, 2022

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2021	$6,032,792	$184,299	$2,007	$(288,424)	$(71,677)	$1,523,082	$7,382,079
Net loss		—	—	(137,599)	—	(79,460)	(217,059)
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(5,897)	(5,897)
OCI	—	—	—	—	(123,432)	(2,457)	(125,889)
Dividends declared and distributions to non-controlling interests	—	—	—	(298,152)	—	(42,032)	(340,184)
Dividends and issuance of shares under dividend reinvestment plan	70,403	—	—	(70,403)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	6,208	6,208
Common shares issued upon conversion of convertible debentures	6	—	—	—	—	—	6
Common shares issued upon public offering, net of tax effected cost	38,163	—	—	—	—	—	38,163
Issuance of common shares under employee share purchase plan	3,951	—	—	—	—	—	3,951
Share-based compensation	—	—	9,377	—	—	—	9,377
Common shares issued pursuant to share-based awards	4,479	—	(7,382)	(1,861)	—	—	(4,764)
Balance, September 30, 2022	$6,149,794	$184,299	$4,002	$(796,439)	$(195,109)	$1,399,444	$6,745,991
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Cash provided by (used in):
Operating activities
Net loss	$(187,326)	$(207,335)	$(200,037)	$(217,059)
Adjustments and items not affecting cash:
Depreciation and amortization	104,785	108,207	344,874	340,718
Deferred taxes	(52,059)	(24,949)	(96,116)	(48,029)
Initial value and unrealized gain on derivative financial instruments	(3,942)	1,405	(13,793)	1,003
Share-based compensation	3,877	3,055	7,772	6,550
Cost of equity funds used for construction purposes	(1,154)	(476)	(2,380)	(1,443)
Change in value of investments carried at fair value	220,798	300,358	352,824	484,387
Pension and post-employment expense lower than contributions	(547)	(4,464)	(428)	(10,900)
Distributions received from equity investments, net of income	19,856	17,616	23,410	21,000
Other	63,132	5,155	99,327	8,691
Net change in non-cash operating items (note 20)	(34,793)	(95,667)	(88,149)	(180,455)
	132,627	102,905	427,304	404,463
Financing activities
Increase in long-term debt	1,132,542	470,493	1,787,190	2,815,506
Repayments of long-term debt	(667,973)	(411,236)	(1,047,263)	(1,308,345)
Net change in commercial paper	(130,413)	280,400	(38,800)	106,700
Issuance of common shares, net of costs	1,170	39,659	4,283	42,114
Cash dividends on common shares	(75,619)	(94,364)	(247,005)	(281,922)
Dividends on preferred shares	(2,117)	(2,188)	(6,289)	(6,628)
Contributions from non-controlling interests and redeemable non-controlling interests (note 3)	—	—	98,955	—
Production-based cash contributions from non-controlling interest	—	—	9,082	6,208
Distributions to non-controlling interests, related party (note 14)	(6,408)	(6,723)	(18,708)	(25,083)
Distributions to non-controlling interests	(6,681)	(4,782)	(39,765)	(29,891)
Payments upon settlement of derivatives	—	—	—	(26,254)
Shares surrendered to fund withholding taxes on exercised share options	(578)	(268)	(1,146)	(4,388)
Redemption of Series C preferred shares (note 9(a))	(14,515)	—	(14,515)	—
Increase in other long-term liabilities	2,323	5,536	13,448	12,804
Decrease in other long-term liabilities	(21,827)	(26,405)	(61,045)	(68,978)
	209,904	250,122	438,422	1,231,843
Investing activities
Additions to property, plant and equipment and intangible assets	(279,089)	(321,956)	(694,047)	(897,193)
Increase in long-term investments	(63,938)	(60,028)	(153,317)	(156,966)
Acquisitions of operating entities	—	—	—	(632,797)
Increase in other assets	(1,632)	(15,570)	(3,612)	(28,374)
Receipt of principal on development loans receivable	—	74,892	—	75,215
Decrease in long-term investments	—	—	11,749	2,920
	(344,659)	(322,662)	(839,227)	(1,637,195)
Effect of exchange rate differences on cash and restricted cash	(2,168)	(1,447)	(1,296)	(3,293)
Increase (decrease) in cash, cash equivalents and restricted cash	(4,296)	28,918	25,203	(4,182)
Cash, cash equivalents and restricted cash, beginning of period	130,684	128,289	101,185	161,389
Cash, cash equivalents and restricted cash, end of period	$126,388	$157,207	$126,388	$157,207
Algonquin Power & Utilities Corp. Unaudited Interim Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$114,192	$89,580	$292,393	$203,454
Cash paid during the period for income taxes	$970	$2,335	$5,108	$8,692
Cash received during the period for distributions from equity investments	$23,001	$26,086	$79,613	$87,640
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$160,520	$118,952	$160,520	$118,952
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$3,571	$29,120	$44,387	$78,833
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$—	$74,891	$—	$74,891
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group owns and operates, or has investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets.
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as of and for the year ended December 31, 2022.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN’s electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. AQN’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. During the winter period, natural gas distribution utilities generally experience higher demand than during the summer period. AQN’s hydroelectric energy assets are primarily “run-of-river” and, as such, fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For AQN's wind energy assets, wind resources are typically stronger in spring, fall and winter, and weaker in summer. AQN's solar energy assets generally experience greater insolation in summer, weaker in winter.
(c)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these unaudited interim consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with “CLF” immediately prior to the stated amount.
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2022-04, Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. See note 21(c) for details.
(b)Recently issued accounting guidance not yet adopted
The FASB issued ASU 2023-02, Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method — a consensus of the Emerging Issues Task Force, which permits a reporting entity, if certain conditions are met, to elect to account for its tax equity investments by using the proportional amortization method regardless of the program from which it receives income tax credits. The amendments in this update are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the applicability and potential impact of the new guidance.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
2.     Recently issued accounting pronouncements (continued)
(b)Recently issued accounting guidance not yet adopted (continued)
The FASB issued ASU 2023-05, Joint Venture Formations: Recognition and Initial Measurement, which requires a joint venture to recognize and initially measure its assets and liabilities at fair value as at the joint venture formation date. The amendments in this update are effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Additionally, a joint venture formed before January 1, 2025 may elect to apply the amendments retrospectively if it has sufficient information. Early adoption is permitted. The Company is currently assessing the applicability and potential impact of the new guidance.
3.Business acquisitions
(a)    Kentucky Power Company and AEP Kentucky Transmission Company, Inc.
On October 26, 2021, Liberty Utilities Co., an indirect subsidiary of AQN, entered into an agreement (the “Kentucky Acquisition Agreement”) with American Electric Power Company, Inc. (“AEP”) and AEP Transmission Company, LLC to acquire Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Transaction”). On April 17, 2023, Liberty Utilities Co. mutually agreed with AEP and AEP Transmission Company, LLC to terminate the Kentucky Acquisition Agreement. The Company recognized $nil and $46,527 in other net losses for the three months and nine months ended September 30, 2023 related to a write-off of costs incurred in preparation for the Kentucky Power Transaction and the termination of the Kentucky Acquisition Agreement. See note 16 for details.
(b)    Acquisition of Deerfield II Wind Facility
On June 15, 2023, Algonquin Power Fund (America) Inc., a wholly owned subsidiary of the Company, acquired the remaining 50% ownership in Deerfield II wind farm for consideration of $23,142. The transaction has been accounted for as an asset acquisition. Subsequent to acquisition, the tax equity investors provided additional funding of $98,955, and a third-party construction loan of $158,550 was repaid.
The following table summarizes the allocation of the aggregate purchase price to the assets acquired and liabilities assumed at the acquisition dates.

Deerfield II
Working capital	$(10,709)
Property, plant and equipment	194,419
Long-term debt	(157,935)
Asset retirement obligation	(1,030)
Deferred tax liability	(1,603)
Total net assets acquired	23,142
Cash and cash equivalents	1,662
Net assets acquired, net of cash and cash equivalents	$21,480
4.Accounts receivable
Accounts receivable as of September 30, 2023 include unbilled revenue of $81,398 (December 31, 2022 - $149,015) from the Company’s regulated utilities. Accounts receivable as of September 30, 2023 are presented net of allowance for doubtful accounts of $29,230 (December 31, 2022 - $24,857).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective jurisdictions in which they operate. The respective regulators have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for Suralis (formerly called ESSAL), these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent incurred charges or credits that are probable of being recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State or country	Regulatory proceeding type	Details
CalPeco Electric System	California	General rate review
On April 27, 2023, the California Public Utilities Commission (“CPUC”) issued a final order approving a revenue increase of $26,979. New rates became effective in June 2023 retroactive to January 2022. The retroactive impact of this final order was recorded in the second quarter of 2023.

St. Lawrence Gas	New York	General rate review	On June 22, 2023, the New York State Department of Public Services issued an Order authorizing a revenue increase of $5,249 to be implemented over three years. New rates became effective July 1, 2023.
Empire Electric	Missouri	Securitization
In February 2021, the Company's operations were impacted by extreme winter storm conditions experienced in Texas and parts of the central U.S. (“the Midwest Extreme Weather Event”). On January 19, 2022, Empire Electric filed a petition for securitization of the costs associated with the impact of the Midwest Extreme Weather Event. On March 21, 2022, Empire Electric filed a petition for securitization of the costs associated with the retirement of the Asbury generating plant. On August 18, 2022, and September 22, 2022, the Missouri Public Service Commission (“the MPSC”) issued and amended, respectively, a Report and Order authorizing Empire Electric to securitize approximately $290,383 in qualified extraordinary costs (Midwest Extreme Weather Event), energy transition costs (Asbury) and upfront financing costs associated with the proposed securitization. Empire Electric filed an appeal of the MPSC order on November 10, 2022. On August 1, 2023 the court affirmed the amount eligible for securitization of $290,383. The Company intends to securitize in line with the MPSC’s order to recover the costs associated with the Midwest Extreme Weather Event and the remaining book value of Asbury. The MPSC’s order excludes a portion of carrying costs and taxes associated with Asbury, and the Company has incurred a one-time net loss of $63,495 ($48,452 net of tax).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	September 30,	December 31,
	2023	2022
Regulatory assets
Fuel and commodity cost adjustments	333,813	388,294
Rate adjustment mechanism	188,541	136,198
Retired generating plant	182,929	174,609
Deferred capitalized costs	104,072	90,121
Income taxes	99,883	97,414
Pension and post-employment benefits	77,276	80,736
Environmental remediation	64,557	70,529
Wildfire mitigation and vegetation management	54,964	66,156
Clean energy and other customer programs	35,136	28,145
Asset retirement obligation	26,994	27,172
Debt premium	20,550	24,888
Cost of removal	11,084	11,084
Rate review costs	8,442	9,481
Long-term maintenance contract	5,425	6,504
Other	71,212	60,170
Total regulatory assets	$1,284,878	$1,271,501
Less: current regulatory assets	(135,346)	(190,393)
Non-current regulatory assets	$1,149,532	$1,081,108

Regulatory liabilities
Income taxes	$297,549	$312,671
Cost of removal	185,570	191,173
Pension and post-employment benefits	79,617	68,085
Fuel and commodity cost adjustments	22,523	24,991
Clean energy and other customer programs	11,543	11,572
Rate adjustment mechanism	1,574	343
Other	83,896	19,347
Total regulatory liabilities	$682,272	$628,182
Less: current regulatory liabilities	(70,438)	(69,865)
Non-current regulatory liabilities	$611,834	$558,317

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments
Long-term investments consist of the following:

	September 30,	December 31,
	2023	2022
Long-term investments carried at fair value
Atlantica	$935,192	$1,268,140
Atlantica Yield Energy Solutions Canada Inc.	54,462	74,083
Other	1,939	1,984
	$991,593	$1,344,207
Other long-term investments
Equity-method investees (a)	$378,722	$381,802
Development loans receivable from equity-method investees (a)	175,644	52,923
Other	27,409	27,600
	$581,775	$462,325

Income (loss) from long-term investments for the three and nine months ended September 30 is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Fair value gain (loss) on investments carried at fair value
Atlantica	$(212,499)	$(291,819)	$(332,948)	$(463,189)
Atlantica Yield Energy Solutions Canada Inc.	(8,426)	$(8,615)	(19,993)	(21,010)
Other	127	$76	117	(188)
	$(220,798)	$(300,358)	$(352,824)	$(484,387)
Dividend and interest income from investments carried at fair value
Atlantica	$21,985	$21,789	$65,562	$64,876
Atlantica Yield Energy Solutions Canada Inc.	293	3,003	10,971	15,694
Other	15	17	32	27
	$22,293	$24,809	$76,565	$80,597
Other long-term investments
Equity method loss	(16,607)	(11,677)	(16,760)	(19,126)
Interest and other income	14,143	7,453	34,366	19,074
	$(2,464)	$(4,224)	$17,606	$(52)
Loss from long-term investments	$(200,969)	$(279,773)	$(258,653)	$(403,842)

(a)Equity-method investees and development loans receivable from equity investees
The Renewable Energy Group has non-controlling interests in operating renewable energy facilities and projects under construction. The Regulated Services Group has non-controlling interests in a power transmission line project under construction and other non-regulated operating entities owned by its utilities. The Liberty Development JV Inc. platform for non-regulated renewable energy, water and other sectors is reported under Corporate. In total, the Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $378,722 (December 31, 2022 - $381,802), including investments in variable interest entities ("VIEs") of $112,564 (December 31, 2022 - $122,752).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(a)Equity-method investees and development loans receivable from equity investees (continued)
During the nine months ended September 30, 2023, the Company made capital contributions of $10,556 to the Texas Coastal Wind Facilities (Stella, Cranell, East Raymond and West Raymond) and $15,567 to projects under construction.
Summarized combined information for AQN's investments in partnerships and joint ventures is as follows:

	September 30,	December 31,
	2023	2022
Total assets	$2,854,296	$2,740,132
Total liabilities	1,653,783	1,507,079
Net assets	$1,200,513	$1,233,053
AQN's ownership interest in the entities	314,680	332,663
Difference between investment carrying amount and underlying equity in net assets(a)	64,042	49,139
AQN's investment carrying amount for the entities	$378,722	$381,802
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to development fees, interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments and transaction costs.

Summarized combined information for AQN's equity method investees (presented at 100%) is as follows:

	Nine months ended
	September 30
	2023	2022
Revenue	$45,361	$31,876
Net loss	$(29,375)	$(64,560)
Other comprehensive income (loss) (a)	$31,726	$(131,134)
Net loss attributable to AQN	$(16,760)	$(19,126)
Other comprehensive income (loss) attributable to AQN (a)	$6,167	$(67,519)
(a) Other comprehensive income (loss) represents the Company’s proportion of the change in fair value, recorded in OCI at the investee level, on energy derivative financial instruments designated as a cash flow hedge.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(a)Equity-method investees and development loans receivable from equity investees (continued)
Except for Liberty Development Energy Solutions B.V. (“Liberty Development Energy Solutions”), the development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As of September 30, 2023, the Company had issued letters of credit and guarantees of performance obligations under: a security of performance for a development opportunity; wind turbine and solar panel supply agreements; interconnection agreements; engineering, procurement and construction agreements; energy purchase agreements; and construction loan agreements. The fair value of the support provided to all equity-investees as of September 30, 2023 amounts to $9,235 (December 31, 2022 - $8,824).
Summarized combined information for AQN's VIEs is as follows:

	September 30,	December 31,
	2023	2022
AQN's maximum exposure in regards to VIEs
Carrying amount	$112,564	$122,752
Development loans receivable	175,644	52,923
Performance guarantees and other commitments on behalf of VIEs	712,906	658,224
	$1,001,114	$833,899
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. In addition, as of September 30, 2023, the Company had issued $836,992 in letters of credit and guarantees of performance obligations under energy purchase agreements and decommissioning obligations on behalf of operating equity-method investees that are not considered VIEs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		September 30,	December 31,
					2023	2022
Senior unsecured revolving credit facilities (a)	—	2024-2028	N/A		$1,334,516	$351,786
Senior unsecured bank credit facilities and delayed draw term facility (b)	—	2023-2031	N/A		781,730	773,643
Commercial paper	—	2024	N/A		368,200	407,000
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units)	1.18%	2026		$1,150,000	1,144,376	1,142,814
Senior unsecured notes (c)	3.36%	2024-2047		$1,415,000	1,406,963	1,496,101
Senior unsecured utility notes (d)	6.34%	2023-2035		$142,000	153,103	154,271
Senior secured utility bonds	4.71%	2026-2044		$556,203	552,444	554,822
Canadian dollar borrowings
Senior unsecured notes	3.68%	2027-2050	C$	1,200,000	884,823	882,899
Senior secured project notes	10.21%	2027	C$	17,964	13,287	15,024
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	3.98%	2028-2040	CLF	1,579	70,458	77,206
					$6,709,900	$5,855,566
Subordinated borrowings
Subordinated unsecured notes	5.25%	2082	C$	400,000	291,791	$291,238
Subordinated unsecured notes (e)	5.56%	2078-2082		$1,387,500	1,365,405	1,365,213
					$1,657,196	$1,656,451
					$8,367,096	$7,512,017
Less: current portion					(580,526)	(423,274)
					$7,786,570	$7,088,743
Short-term obligations of $993,386 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
The following table sets out the bank credit facilities available to AQN and its operating groups:

	September 30,	December 31,
	2023	2022
Revolving and term credit facilities	$4,556,800	$4,513,300
Funds drawn on facilities/commercial paper issued	(2,484,500)	(1,532,493)
Letters of credit issued	(437,600)	(465,200)
Liquidity available under the facilities	$1,634,700	$2,515,607
Undrawn portion of uncommitted letter of credit facilities	(280,700)	(226,900)
Cash on hand	94,772	57,623
Total liquidity and capital reserves	$1,448,772	$2,346,330
Recent financing activities:
(a)Senior unsecured revolving credit facilities
Subsequent to quarter-end, on October 27, 2023, the Company extended the maturity date of the senior unsecured revolving credit facility of $500,000 from February 28, 2024 to October 25, 2024.
(b)Delayed draw term facility
Subsequent to quarter-end, on October 27, 2023, the Company extended the maturity of the delayed draw term facility of $610,400 from November 29, 2023 to October 25, 2024.
(c)U.S. dollar senior unsecured notes
On July 31, 2023, the Company repaid a $75,000 senior unsecured note on its maturity.
(d)Senior unsecured utility notes
Subsequent to quarter-end, on November 3, 2023, the Company repaid a $5,000 senior unsecured utility note on its maturity.
(e)Subordinated unsecured notes
Subsequent to quarter-end, on November 6, 2023, the Company redeemed all $287,500 of it’s 6.875% fixed-to-floating subordinated notes - series 2018 - at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest.
As of September 30, 2023, the Company had accrued $54,713 in interest expense (December 31, 2022 - $70,274). Total interest expense recognized for the three and nine months ended September 30, 2023 and 2022 consists of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Long-term debt	$63,837	$64,652	$192,651	$192,484
Commercial paper, credit facility draws and related fees	36,171	13,627	88,310	22,679
Accretion of fair value adjustments	(5,121)	(3,897)	(9,344)	(12,911)
Capitalized interest and AFUDC capitalized on regulated property	(3,177)	(992)	(11,481)	(3,128)
Other	2,461	1,659	5,616	(1,559)
	$94,171	$75,049	$265,752	$197,565

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Pension and other post-employment benefits
The following tables list the components of net benefit costs for the pension plans and other post-employment benefits (“OPEB”) in the unaudited interim consolidated statements of operations for the three and nine months ended September 30:

	Pension benefits
	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Service cost	$3,013	$4,080	$9,106	$12,468
Non-service costs
Interest cost	8,596	5,634	24,895	18,475
Expected return on plan assets	(8,131)	(10,421)	(24,394)	(31,264)
Amortization of net actuarial losses (gains)	(149)	865	(344)	2,911
Amortization of prior service credits	(372)	(396)	(1,118)	(1,188)
Impact of regulatory accounts	4,017	5,008	12,700	16,010
	$3,961	$690	$11,739	$4,944
Net benefit cost	$6,974	$4,770	$20,845	$17,412

	OPEB
	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Service cost	$549	$1,598	$2,440	$4,707
Non-service costs
Interest cost	2,344	2,337	8,673	6,978
Expected return on plan assets	(2,225)	(2,837)	(7,302)	(8,519)
Amortization of net actuarial losses (gains)	(999)	130	(2,121)	(42)
Amortization of prior service credits	(214)	6	(640)	18
Impact of regulatory accounts	2,030	1,192	4,815	2,975
	$936	$828	$3,425	$1,410
Net benefit cost	$1,485	$2,426	$5,865	$6,117

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	September 30,	December 31,
	2023	2022
Contract adjustment payments	$57,744	$113,876
Asset retirement obligations	114,607	116,584
Advances in aid of construction	88,344	88,546
Environmental remediation obligation	38,273	42,457
Customer deposits	35,464	34,675
Unamortized investment tax credits	17,364	17,649
Deferred credits and contingent consideration	40,373	39,498
Preferred shares, Series C (a)	—	12,072
Hook-up fees	25,880	32,463
Lease liabilities	20,833	21,834
Contingent development support obligations	9,235	8,824
Note payable to related party	25,808	25,808
Other	36,375	41,156
	$510,300	$595,442
Less: current portion	(102,131)	(134,212)
	$408,169	$461,230
(a)Redemption of Series C preferred shares
During the three months ended September 30, 2023, all outstanding Series C preferred shares of AQN, that had previously been issued in exchange for 100 Class B limited partnership units of St. Leon Wind Energy LP, were redeemed for $14,515, and a loss on settlement of $2,377 was recorded in other net losses (note 16 (e)) in the unaudited interim consolidated statements of operations.
10.Shareholders’ capital
(a)Common shares
Number of common shares

	Nine months ended
	September 30
	2023	2022
Common shares, beginning of period	683,614,803	671,960,276
Public offering	—	2,861,709
Dividend reinvestment plan	4,370,289	5,140,249
Exercise of share-based awards (b)	1,010,711	907,773
Conversion of convertible debentures	1,415	754
Common shares, end of period	688,997,218	680,870,761
On August 15, 2022, AQN re-established an at-the-market equity program (“ATM Program”) that allows the Company to issue up to $500,000 (or the equivalent in Canadian dollars) of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the Toronto Stock Exchange, the New York Stock Exchange (“NYSE”) or any other existing trading market for the common shares of the Company in Canada or the United States.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(a)Common shares (continued)
During the nine months ended September 30, 2023, the Company did not issue common shares under the ATM Program. As of November 9, 2023, the Company has issued, since the inception of its initial ATM Program in 2019, a cumulative total of 36,814,536 common shares at an average price of $15.00 per share for gross proceeds of $551,086 ($544,295 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishment of the ATM Program, were $4,843
Dividend reinvestment plan
The Company has a common shareholder dividend reinvestment plan, which, when the plan is active, provides an opportunity for holders of AQN’s common shares who reside in Canada, the United States, or, subject to AQN’s consent, other jurisdictions, to reinvest the cash dividends paid on their common shares in additional common shares, which at AQN’s election, are either purchased on the open market or newly issued from treasury. Effective March 3, 2022, common shares purchased under the plan were issued at a 3% discount (previously at 5%) to the prevailing market price (as determined in accordance with the terms of the plan). Effective March 16, 2023, AQN suspended the dividend reinvestment plan. Effective for the first quarter 2023 dividend (paid on April 14, 2023 to shareholders of record on March 31, 2023), shareholders participating in the dividend reinvestment plan began receiving cash dividends.If the Company elects to reinstate the dividend reinvestment plan in the future, shareholders who were enrolled in the dividend reinvestment plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the dividend reinvestment plan.
(b)Share-based compensation
For the three and nine months ended September 30, 2023, AQN recorded $3,877 and $7,772, respectively (2022 - $3,055 and $6,550, respectively) in total share-based compensation expense. The compensation expense is recorded with operating expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of September 30, 2023, total unrecognized compensation costs related to non-vested share-based awards were $27,290 and are expected to be recognized over a period of 2.01 years
Share option plan
During the nine months ended September 30, 2023, the Board of Directors of the Company (the "Board") approved the grant of 1,368,744 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$10.76, the market price of the underlying common shares at the date of grant. One-third of the options vest on each of December 31, 2023, 2024 and 2025. The options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

2023
Risk-free interest rate	3.4%
Expected volatility	27%
Expected dividend yield	8.6%
Expected life	5.50 years
Weighted average grant date fair value per option	$1.04
Performance and restricted share units
During the nine months ended September 30, 2023, a total of 2,478,885 performance share units ("PSUs") and restricted share units ("RSUs") were granted to employees of the Company. The awards vest based on the terms of each agreement ranging from February 2023 to January 2025. During the nine months ended September 30, 2023, the Company settled 857,937 PSUs and RSUs in exchange for 422,289 common shares issued from treasury, and 435,648 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(b)Share-based compensation (continued)
Performance and restricted share units (continued)
During the nine months ended September 30, 2023, the Company settled 52,379 bonus deferral RSUs in exchange for 23,678 common shares issued from treasury, and 28,701 RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. During the nine months ended September 30, 2023, 74,634 bonus deferral RSUs were granted to employees of the Company. The RSUs are 100% vested.
Directors' deferred share units
During the nine months ended September 30, 2023, 132,685 deferred share units ("DSUs") were issued pursuant to the election by Directors of the Company to defer a percentage of their directors' fee in the form of DSUs.
11.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2022	$(76,615)	$(3,514)	$8,452	$(71,677)
OCI	(18,013)	(128,838)	23,722	(123,129)
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	(5,489)	34,543	4,039	33,093
Net current period OCI	$(23,502)	$(94,295)	$27,761	$(90,036)
OCI attributable to the non-controlling interests	1,650	—	—	1,650
Net current period OCI attributable to shareholders of AQN	(21,852)	(94,295)	27,761	(88,386)
Balance, December 31, 2022	$(98,467)	$(97,809)	$36,213	$(160,063)
OCI	(14,315)	67,499	—	53,184
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	(1,174)	772	(2,205)	(2,607)
Net current period OCI	$(15,489)	$68,271	$(2,205)	$50,577
OCI attributable to the non-controlling interests	(203)	—	—	(203)
Net current period OCI attributable to shareholders of AQN	$(15,692)	$68,271	$(2,205)	$50,374
Balance, September 30, 2023	$(114,159)	$(29,538)	$34,008	$(109,689)
Amounts reclassified from AOCI for foreign currency cumulative translation affected derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss); while those for pension and other post-employment actuarial changes affected pension and other post-employment non-service costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended September 30
	2023				2022
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$75,617		$0.1085		$123,718		$0.1808
Series A preferred shares	C$	1,549	C$	0.3226	C$	1,549	C$	0.3226
Series D preferred shares	C$	1,273	C$	0.3182	C$	1,273	C$	0.3182

	Nine months ended September 30
	2023				2022
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$226,382		$0.3255		$361,927		$0.5322
Series A preferred shares	C$	4,646	C$	0.9679	C$	4,646	C$	0.9679
Series D preferred shares	C$	3,818	C$	0.9546	C$	3,818	C$	0.9546

13.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during the three and nine months ended September 30, 2023, the Company charged its equity-method investees $11,076 and $53,150, respectively (2022 - $10,960 and $44,921, respectively). Additionally, Liberty Development JV Inc. (note 6(a)), an equity-investee of the Company that is the Company’s joint venture with funds managed by the Infrastructure and Power strategy of Ares Management, LLC for its nonregulated development platform, provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. However, during the three and nine months ended September 30, 2023 and September 30, 2022, no such development fees were charged to the Company.
On July 5, 2023, the Company provided a $35,000 non-interest-bearing loan to Liberty Development JV Inc. The joint venture used these funds to return equity to its shareholders through which the Company received $17,500.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Related party transactions (continued)
(b)Redeemable non-controlling interest held by related party
Liberty Development Energy Solutions (note 6(a)), an equity investee of the Company and a subsidiary of Liberty Development JV Inc., has a secured credit facility in the amount of $306,500 maturing on January 26, 2024. It is collateralized through a pledge of Atlantica Sustainable Infrastructure plc (“Atlantica”) ordinary shares. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall. The Liberty Development Energy Solutions secured credit facility is repayable on demand if Atlantica ceases to be a public company or if certain other events are announced or completed that could restrict AY Holdings’ ability to sell or transfer its Atlantica ordinary shares. Liberty Development Energy Solutions has a preference share ownership in AY Holdings, which AQN reflects as redeemable non-controlling interest held by related party. Redemption is not considered probable as of September 30, 2023. During the three and nine months ended September 30, 2023, the Company incurred non-controlling interest attributable to Liberty Development Energy Solutions of $6,838 and $19,237, respectively (2022 - $4,450 and $10,111, respectively) and recorded distributions of $6,409 and $18,708, respectively (2022 - $3,576 and $8,980, respectively).)
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in a consolidated subsidiary of the Company, acquired by Atlantica Yield Energy Solutions Canada Inc. ("AYES Canada") in May 2019 for $96,752 (C$130,103) and an interest in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company, acquired by Liberty Development JV Inc. in November 2021 for $39,376. During the three and nine months ended September 30, 2023, the Company recorded distributions of $491 and $11,470, respectively (2022 - $3,147 and $16,103, respectively).
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
14.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests consists of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$18,636	$16,088	$78,379	$88,049
Non-controlling interests - redeemable tax equity partnership units	331	1,278	993	4,214
Other net loss (earnings) attributable to:
Non-controlling interests	648	(758)	(17,739)	(2,692)
	$19,615	$16,608	$61,633	$89,571
Redeemable non-controlling interest, held by related party	(6,838)	(4,450)	(19,237)	(10,111)
Net effect of non-controlling interests	$12,777	$12,158	$42,396	$79,460
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the Hypothetical Liquidation at Book Value ("HLBV") method of accounting.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
15.Income taxes
For the three and nine months ended September 30, 2023, the income tax expense (recovery) in the unaudited interim consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5%. The differences are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Expected income tax recovery at Canadian statutory rate	$(63,650)	$(60,116)	$(75,553)	$(66,235)
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(12,772)	(11,709)	(29,490)	(30,748)
Adjustments from investments carried at fair value	27,127	35,197	38,219	53,426
Change in valuation allowance	3,501	(2,673)	2,710	(4,404)
Non-controlling interests share of income	6,151	8,075	18,544	23,715
Acquisition-related state deferred tax adjustments	—	—	—	7,600
Tax credits	(15,033)	8,285	(35,538)	(13,738)
Amortization and settlement of excess deferred income tax	(2,891)	(3,724)	(9,098)	(10,054)
Other	3,758	7,149	5,140	7,555
Income tax recovery	$(53,809)	$(19,516)	$(85,066)	$(32,883)
The following table illustrates the movement in the deferred tax valuation allowance:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Beginning balance	$91,654	$29,830	$107,583	$27,471
Charged to income tax expense (recovery)	3,501	(2,673)	2,710	(4,404)
Charged (reduction) to OCI	2,485	1,736	(12,653)	6,037
Reductions to other accounts	—	—	—	(211)
Ending balance	$97,640	$28,893	$97,640	$28,893
The Company’s overall net deferred tax asset position related to Canadian attributes increased from $83,434 to $143,685 during the nine months ended September 30, 2023, primarily due to the decrease in the value of the Company’s investment in Atlantica. As at September 30, 2023, it is considered more likely than not that there will be sufficient taxable income in the future that will allow realization of these net deferred tax assets. The Company considered all evidence, both positive and negative, including the announcement of the sale of the renewable energy business, the availability of tax planning strategies, and the carryforward period of its Canadian net operating losses in making this assessment. The Company will continue to monitor this position at each balance sheet date.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Other net losses
Other net losses (gains) consist of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Acquisition and transition-related costs	$—	$3,983	$—	$7,922
Kentucky termination costs (a)	—	2,867	46,527	6,943
Acquisition-related settlement payment (b)	—	—	(11,983)	—
Securitization write-off (c)	63,495	—	63,495	—
Renewable energy business sale costs (d)	2,167	—	7,557	—
Other (e)	9,524	(904)	13,419	4,463
	$75,186	$5,946	$119,015	$19,328
(a)Kentucky termination costs
The loss related to the termination of the Kentucky Power Transaction includes $38,795 for the write-off of capitalized costs, which are primarily related to the implementation of an enterprise software solution. The remaining amount relates to the transaction costs, severance costs, and other termination costs.
(b)Acquisition-related settlement payment
During the period, the Company received $12,814 as an acquisition-related settlement payment in connection with the Suralis (formerly called ESSAL) acquisition. The Company also incurred legal fees of $831 in relation to this settlement.
(c)Securitization write-off
During the period, the Company has written off $63,495 relating to the portion of additional securitization costs of Empire Electric that were not allowed as per the Securitization Statute.
(d)Renewable energy business sale costs
The Company announced that it is pursuing a sale of its renewable energy business. For the three and nine months ended September 30, 2023, the Company incurred costs of $2,167 and $7,557, respectively, related to this process.
(e)Other
Other losses for both the three and nine months ended September 30, 2023, consists primarily of provisions on litigation matters, executive severance costs, and other miscellaneous write offs.
17.Basic and diluted net loss per share
Basic and diluted loss per share have been calculated on the basis of loss attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net loss per share is computed using the weighted-average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to the Green Equity Units (note 7) and the weighted average number of outstanding share options, PSUs, RSUs and DSUs outstanding during the period.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Basic and diluted net loss per share (continued)
The reconciliation of the net loss and the weighted average shares used in the computation of basic and diluted loss per share are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Net loss attributable to shareholders of AQN	(174,549)	(195,177)	$(157,641)	$(137,599)
Series A preferred shares dividend	1,162	1,201	3,452	3,638
Series D preferred shares dividend	955	987	2,837	2,990
Net loss attributable to common shareholders of AQN – basic and diluted	$(176,666)	$(197,365)	$(163,930)	$(144,227)
Weighted average number of shares
Basic	688,428,995	678,623,606	688,538,925	676,035,613
Effect of dilutive securities	—	—	—	—
Diluted	688,428,995	678,623,606	688,538,925	676,035,613
This calculation of diluted shares excludes the potential impact of the Green Equity Units and all potential incremental shares that may become issuable pursuant to outstanding securities of the Company for the three and nine months ended September 30, 2023 and September 30, 2022 as they are anti-dilutive.
18.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
The Company announced that it is pursuing a sale of its renewable energy business. The anticipated sale has not met the accounting requirements to be presented as held for sale as of September 30, 2023.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada is included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are, therefore, allocated and reported under Corporate.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended September 30, 2023
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$539,293	$63,799	$—	$603,092
Other revenue	16,575	4,707	364	21,646
Fuel, power and water purchased	137,605	3,909	—	141,514
Net revenue	418,263	64,597	364	483,224
Operating expenses	192,049	27,768	284	220,101
Administrative expenses (recovery)	16,882	11,382	(428)	27,836
Depreciation and amortization	86,415	18,073	297	104,785
Gain on foreign exchange	—	—	(2,857)	(2,857)
Operating income	122,917	7,374	3,068	133,359
Interest expense	(42,343)	(17,713)	(34,115)	(94,171)
Income (loss) from long-term investments	13,662	9,817	(224,448)	(200,969)
Other expenses	(68,979)	(4,010)	(6,365)	(79,354)
Earnings (loss) before income taxes	$25,257	$(4,532)	$(261,860)	$(241,135)
Capital expenditures	$211,693	$67,396	$—	$279,089
(1) Renewable Energy Group revenue includes $9,649 related to net hedging loss from energy derivative contracts and availability credits for the three months ended September 30, 2023 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $5,732 related to alternative revenue programs for the three months ended September 30, 2023 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended September 30, 2022
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$561,641	$84,288	$—	$645,929
Other revenue	14,316	3,822	373	18,511
Fuel, power and water purchased	172,508	13,718	—	186,226
Net revenue	403,449	74,392	373	478,214
Operating expenses	189,799	26,823	25	216,647
Administrative expenses	11,767	8,544	3,134	23,445
Depreciation and amortization	82,129	25,824	254	108,207
Gain on foreign exchange	—	—	(4,985)	(4,985)
Operating income	119,754	13,201	1,945	134,900
Interest expense	(32,887)	(23,817)	(18,345)	(75,049)
Income (loss) from long-term investments	6,919	15,278	(301,970)	(279,773)
Other expenses	(614)	(543)	(5,772)	(6,929)
Earnings (loss) before income taxes	$93,172	$4,119	$(324,142)	$(226,851)
Capital expenditures	$286,881	$35,075	$—	$321,956
(1) Renewable Energy Group revenue includes $23,856 related to net hedging loss from energy derivative contracts and availability credits for the three months ended September 30, 2022 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $4,052 related to alternative revenue programs for the three months ended September 30, 2022 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Nine months ended September 30, 2023
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,745,687	$214,209	$—	$1,959,896
Other revenue	44,793	25,458	1,089	71,340
Fuel, power and water purchased	543,129	15,497	—	558,626
Net revenue	1,247,351	224,170	1,089	1,472,610
Operating expenses	593,364	88,215	291	681,870
Administrative expenses	38,755	29,856	2,750	71,361
Depreciation and amortization	257,026	86,909	939	344,874
Loss on foreign exchange	—	—	4,958	4,958
Operating income (loss)	358,206	19,190	(7,849)	369,547
Interest expense	(123,545)	(49,028)	(93,179)	(265,752)
Income (loss) from long-term investments	33,322	69,343	(361,318)	(258,653)
Other expenses	(114,238)	(5,207)	(10,800)	(130,245)
Earnings (loss) before income taxes	$153,745	$34,298	$(473,146)	$(285,103)
Capital expenditures	584,579	109,468	—	694,047
	September 30, 2023
Property, plant and equipment	$8,797,756	$3,623,020	$28,502	$12,449,278
Investments carried at fair value	1,939	989,654	—	991,593
Equity-method investees	62,321	316,070	331	378,722
Total assets	12,323,226	5,253,470	406,070	17,982,766
(1) Renewable Energy Group revenue includes $1,878 related to net hedging gain from energy derivative contracts and availability credits for the nine months ended September 30, 2023 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $18,521 related to alternative revenue programs for the nine months ended September 30, 2023 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Nine months ended September 30, 2022
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,691,495	$262,190	$—	$1,953,685
Other revenue	41,863	20,374	1,141	63,378
Fuel, power and water purchased	566,336	36,303	—	602,639
Net revenue	1,167,022	246,261	1,141	1,414,424
Operating expenses	553,466	81,466	47	634,979
Administrative expenses	30,803	24,599	5,602	61,004
Depreciation and amortization	238,640	101,298	780	340,718
Gain on foreign exchange	—	—	(259)	(259)
	344,113	38,898	(5,029)	377,982
Gain on sale of renewable assets	—	1,200	—	1,200
Operating income (loss)	344,113	40,098	(5,029)	379,182
Interest expense	(78,172)	(67,145)	(52,248)	(197,565)
Income (loss) from long-term investments	16,693	69,579	(490,114)	(403,842)
Other expenses	(8,400)	(5,522)	(13,795)	(27,717)
Earnings (loss) before income taxes	$274,234	$37,010	$(561,186)	$(249,942)
Capital expenditures	722,344	174,849	—	897,193
	December 31, 2022
Property, plant and equipment	$8,554,938	$3,360,687	$29,260	$11,944,885
Investments carried at fair value	1,984	1,342,223	—	1,344,207
Equity-method investees	56,199	310,103	15,500	381,802
Total assets	12,109,575	5,251,933	266,105	17,627,613
(1) Renewable Energy Group revenue includes $53,748 related to net hedging loss from energy derivative contracts and availability credits for the nine months ended September 30, 2022 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $19,141 related to alternative revenue programs for the nine months ended September 30, 2022 that do not represent revenue recognized from contracts with customers.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Revenue
United States	$491,691	$529,947	$1,635,892	$1,621,194
Canada	27,558	30,754	118,474	125,986
Other regions	105,489	103,739	276,870	269,883
	$624,738	$664,440	$2,031,236	$2,017,063
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these unaudited interim consolidated financial statements. Accruals for any contingencies related to these items are recorded in the unaudited interim consolidated financial statements at the time it is concluded that their occurrence is probable and the related liability is estimable.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently 18 active lawsuits that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as one non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs. Twelve lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 12 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In another lawsuit, County of Mono, Antelope Valley Fire Protection District and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In five other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
(b)Commitments
In addition to the commitments related to the development projects disclosed in note 6, the following significant commitments exist as of September 30, 2023.
AQN has outstanding purchase commitments for power purchases, natural gas supply and service agreements, service agreements, capital project commitments and land easements. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (1)	$44,764	$30,063	$17,686	$12,459	$12,705	$133,052	$250,729
Natural gas supply and service agreements (2)	103,117	72,759	45,139	34,573	32,512	162,021	450,121
Service agreements	72,119	60,770	57,093	47,793	51,558	272,316	561,649
Capital projects	21,819	—	—	—	—	—	21,819
Land easements and others	14,037	14,209	14,386	14,557	14,742	497,184	569,115
Total	$255,856	$177,801	$134,304	$109,382	$111,517	$1,064,573	$1,853,433
(1)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as at September 30, 2023. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(2)     Natural gas supply and service agreements: AQN’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Accounts receivable	$68,836	$20,107	$104,049	$(29,146)
Fuel and natural gas in storage	(10,926)	(34,360)	8,731	(41,488)
Supplies and consumables inventory	(1,783)	(6,423)	(24,237)	(17,198)
Income taxes recoverable	(1,154)	870	4,529	2,941
Prepaid expenses	(16,485)	(7,193)	(10,302)	(19,746)
Accounts payable	(26,974)	(13,811)	(8,941)	12,948
Accrued liabilities	(2,248)	6,295	(91,143)	37,006
Current income tax liability	(1,688)	2,617	875	3,470
Asset retirements and environmental obligations	(434)	(6,036)	(1,140)	(17,390)
Net regulatory assets and liabilities	(41,937)	(57,733)	(70,570)	(111,852)
	$(34,793)	$(95,667)	$(88,149)	$(180,455)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments
(a)Fair value of financial instruments

September 30, 2023	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$991,593	$991,593	$937,146	$—	$54,447
Development loans and other receivables	175,644	159,724	—	159,724	—
Derivative instruments:
Energy contracts not designated as a cash flow hedge	22	22	—	—	22
Interest rate swaps designated as a hedge	98,434	98,434	—	98,434	—
Interest rate cap not designated as hedge	3,195	3,195	—	3,195	—
Congestion revenue rights not designated as hedge	9,442	9,442	—	—	9,442
Cross-currency swap designated as a net investment hedge	1,130	1,130	—	1,130	—
Commodity contracts for regulatory operations	105	105	—	105	—
Total derivative instruments	112,328	112,328	—	102,864	9,464
Total financial assets	$1,279,565	$1,263,645	$937,146	$262,588	$63,911
Long-term debt	$8,367,096	$7,425,499	$2,694,184	$4,731,315	$—
Notes payable to related party	25,808	13,951	—	13,951	—
Convertible debentures	232	276	276	—	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	76,477	76,477	—	—	76,477
Energy contracts not designated as hedge	5,407	5,407	—	—	5,407
Cross-currency swap designated as a net investment hedge	26,463	26,463	—	26,463	—
Cross-currency swap designated as a cash flow hedge	16,333	16,333	—	16,333	—
Commodity contracts for regulated operations	2,088	2,088	—	2,088	—
Currency forward contract designated as hedge	652	652	—	652	—
Total derivative instruments	127,420	127,420	—	45,536	81,884
Total financial liabilities	$8,520,556	$7,567,146	$2,694,460	$4,790,802	$81,884

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21. Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2022	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,344,207	$1,344,221	$1,270,138	$—	$74,083
Development loans and other receivables	53,680	50,300	—	50,300	—
Derivative instruments:
Energy contracts not designated as hedge	393	393	—	—	393
Interest rate swap designated as a hedge	69,188	69,188	—	69,188	—
Interest rate cap not designated as a hedge	2,659	2,659	—	2,659	—
Congestion revenue rights not designated as hedge	10,110	10,110	—	—	10,110
Cross-currency swap designated as a net investment hedge	1,267	1,267	—	1,267	—
Commodity contracts for regulated operations	283	283	—	283	—
Total derivative instruments	83,900	83,900	—	73,397	10,503
Total financial assets	$1,481,787	$1,478,421	$1,270,138	$123,697	$84,586
Long-term debt	$7,512,017	$6,699,031	$2,623,628	$4,075,403	—
Notes payable to related party	25,808	15,180	—	15,180	—
Convertible debentures	245	276	276	—	—
Preferred shares, Series C	12,072	11,675	—	11,675	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	120,284	120,284	—	—	120,284
Energy contracts not designated as hedge	8,617	8,617	—	—	8,617
Cross-currency swap designated as a net investment hedge	24,371	24,371	—	24,371	—
Cross-currency swap designated as a cash flow hedge	15,435	15,435	—	15,435	—
Commodity contracts for regulated operations	1,614	1,614	—	1,614	—
Total derivative instruments	170,321	170,321	—	41,420	128,901
Total financial liabilities	$7,720,463	$6,896,483	$2,623,904	$4,143,678	$128,901

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of September 30, 2023 and December 31, 2022 due to the short-term maturity of these instruments.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE and the over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales, congestion revenue rights ("CRRs") and the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $27.33 to $132.13 with a weighted average of $37.94 as of September 30, 2023. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv). The significant unobservable inputs used in the fair value measurement of CRRs are recent CRR auction prices ranging from $nil to $18.44 with a weighted average of $4.45 as of September 30, 2023. The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 8.53% to 9.03% with a weighted average of 8.83%, and the expected volatility of Atlantica's share price ranging from 26.99% to 34.89% as of September 30, 2023. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company’s strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As at September 30, 2023, the commodity volume, in dekatherms, associated with the above derivative contracts was 3,769,241.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company has sought to reduce the price risk on the expected future sale of power generation at the Sandy Ridge, Senate, Minonk, and Sugar Creek Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
3,679,081	September 2030	$24.54	Illinois Hub
386,316	December 2028	$29.13	PJM Western HUB
1,638,351	December 2027	$21.59	NI HUB
1,431,986	December 2027	$36.46	ERCOT North HUB
The Company is party to two interest rate swap contracts as cash flow hedges to mitigate the risk that interest rates will increase over the life of certain term loan facilities. Under the terms of the interest rate swap contracts, the Company has fixed its interest rate expense on such term loan facilities. The fair value of the derivative on the designation date is amortized into earnings over the remaining life of the contract.
The Company is party to a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes. The Company designated the entire notional amount of the pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.
In January 2022, the Company entered into a cross-currency interest rate swap, coterminous with the issuance of C$400,000 aggregate principal amount of 5.25% fixed-to-fixed reset rate junior subordinated notes series 2022-A due January 18, 2082 (the “Canadian Notes”), to effectively convert the C$400,000 into U.S. dollars. The change in the carrying amount of the Canadian Notes due to changes in spot exchange rates is recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the Canadian Notes. An offsetting portion of the AOCI balance related to changes in fair value of the cross-currency fixed-for-fixed interest rate swap attributable to changes in the spot exchange rates is also immediately reclassified into the unaudited interim consolidated statements of operations as an offsetting loss (gain) on foreign exchange.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Effective portion of cash flow hedge	$15,064	$(43,128)	$67,499	$(124,980)
Amortization of cash flow hedge	7,431	(3,401)	2,523	(7,393)
Amounts reclassified from AOCI	(8,510)	47,980	(1,751)	62,059
OCI attributable to shareholders of AQN	$13,985	$1,451	$68,271	$(70,314)
The Company expects $25,153 of unrealized losses currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $7,759 and $1,314 for the three and nine months ended September 30, 2023, respectively (2022 - gain of $2,454 and $2,674, respectively) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes, to effectively convert the $350,000 U.S.-dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates was recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency loss of $1,528 and $8,537 for the three and nine months ended September 30, 2023, respectively (2022 - gain of $18,033 and $24,498, respectively) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)     Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN seeks to manage this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $2,193 and gain of $731 for the three and nine months ended September 30, 2023, respectively (2022 - loss of $17,238 and $19,782, respectively) was recorded in OCI.
The Company is party to a C$300,000 fixed-for-fixed cross-currency interest rate swap to effectively convert Canadian dollar debentures into U.S. dollars. In February 2022, the Company settled the related cross-currency swap related to its C$200,000 debenture that was repaid. The Company designated the entire notional amount of the cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Company’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $4,908 and $561 for the three and nine months ended September 30, 2023, respectively (2022 - loss of $6,110 and $12,190, respectively) was recorded in OCI.
The Company is party to a fixed-for-fixed cross-currency interest rate swap to effectively convert the C$400,000 Canadian-dollar-denominated debentures into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Company’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of C$6,313 and C$1,326 for the three and nine months ended September 30, 2023, respectively (2022 - loss of C$146 and C$14,398, respectively) was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.
The Company seeks to mitigate the volatility of energy congestion charges at the ERCOT transmission grid by entering into CRRs, which as of September 30, 2023 had a notional quantity of 919,014 MW-hours at prices ranging from $0.84 per MW-hr to $19.06 per MW-hr with a weighted average of $5.10 per MW-hr for April 2023 to April 2025. These CRRs are not designated as an accounting hedge.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives and risk management (continued)
The Company is party to an interest rate cap agreement in the amount of C$390,000 for the period between January 15, 2023 and January 15, 2024. The Company was party to an interest rate swap to mitigate the interest rate risk related to debt at its Blue Hill Wind Facility. The contract was novated upon the sale of the Blue Hill Wind Facility in 2022. The loss recognized on the derivative was recorded as a reduction of the gain on sale of renewable assets on the unaudited interim consolidated statements of operations.
The Company mitigates the price risk on the expected future sale of power generation of one of its solar facilities through a long-term energy derivative contract with a notional quantity of 357,494 MW-hours, a price of $25.15 per MW-hr and expiring in August 2030 as an economic hedge to the price of energy sales. The derivative contract is not designated as an accounting hedge.
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Unrealized gain (loss) on derivative financial instruments:
Interest rate swaps	$—	$(521)	$—	$(5,201)
Energy derivative contracts	33	68	95	(3,035)
Commodity contracts	(309)	—	819	—
	$(276)	$(453)	$914	$(8,236)
Realized loss on derivative financial instruments:
Energy derivative contracts	(298)	(805)	(4,128)	(656)
	$(298)	$(805)	$(4,128)	$(656)
Loss on derivative financial instruments not accounted for as hedges	(574)	(1,258)	(3,214)	(8,892)
Amortization of AOCI gains frozen as a result of hedge dedesignation	997	872	2,991	2,622
	$423	$(386)	$(223)	$(6,270)
Unaudited interim consolidated statements of operations classification:
Gain (loss) on derivative financial instruments	$729	$535	$3,934	$(2,035)
Renewable energy sales	(306)	(921)	(4,157)	(4,235)
	$423	$(386)	$(223)	$(6,270)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2023 and 2022
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(c)Supplier financing programs
In the normal course of business, the Company enters into supplier financing programs under which the suppliers can voluntarily elect to sell their receivables. The Company agrees to pay, on the invoice maturity date, the stated amount of the invoices that the Company has confirmed through the execution of bills of exchange. The terms of the trade payable arrangement are consistent with customary industry practice and are not impacted by the supplier’s decision to sell amounts under these arrangements. As of September 30, 2023, accounts payable include confirmed invoices from designated suppliers of $87,485 (December 31, 2022 - $16,785).
22.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim consolidated financial statement presentation adopted in the current period.